UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000

Australia

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release – 2025 AGM Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

OPTHEA LIMITED
(Registrant)

By:	/s/ Jeremy Levin
Name:	Jeremy Levin
Title:	Chief Executive Officer

Date: November 12, 2025